EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiaries	Jurisdiction
Worldwide Media Investments Corp.	Anguilla
Sky Media Investments Co., Ltd.	Anguilla
NOWnews Network Co., Ltd.	Taiwan
Nownews International Marketing Co., Ltd	Taiwan